Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company

Goldcorp Inc. (“Goldcorp”) Waterfront Centre, Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6

2.	Date of Material Change

October 30, 2005

3.	News Release

A news release with respect to the material change referred to in this report was issued through CNN Matthews on October 31, 2005 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Goldcorp announced that it has entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain mining assets and interests of Placer Dome Inc. (“Placer Dome”), in the event that Barrick is successful in its bid to acquire Placer Dome.

5.	Full Description of Material Change

Goldcorp announced that it has entered into an agreement with Barrick to acquire certain mining assets and interests of Placer Dome, in the event that Barrick is successful in its bid to acquire Placer Dome. The consummation of this transaction would increase Goldcorp’s annual gold production by approximately 50% to more than 2 million ounces at a total cash cost of less than US$150/oz. Proven and probable gold reserves would increase by 83%.

On October 31, 2005, Barrick announced that it will make an offer (the “Bid”) to acquire all the outstanding shares (the “Placer Dome Shares”) of Placer Dome for approximately US$9.2 billion in shares and cash (the “Bid Consideration”). Barrick and Goldcorp have entered into a separate agreement pursuant to which Goldcorp will acquire, for approximately US$1.35 billion in cash, certain of Placer Dome’s Canadian assets, including the Campbell mine in Ontario and a portfolio of producing and development assets with significant exploration potential.

Highlights of this transaction for Goldcorp include:
—	2006 gold production will increase by approximately 50% to more than 2 million ounces.

—	Gold reserves will increase by 83% to approximately 23 million ounces.

—	Measured and indicated gold resources will increase by 195% to 16 million ounces.

—	Inferred gold resources will increase by 86% to 11 million ounces.

—	Goldcorp will maintain its position as the lowest cost producer, with 2006 cash costs below US$150/oz.

—	The transaction is accretive to earnings per share, cash flow per share, reserves and resources per share, and production per share.

—	Acquisition of the Campbell mine will allow Goldcorp to consolidate its position in Canada’s leading mining district and provides the potential to extract significant synergies given Goldcorp’s adjacent Red Lake mine.

—	Goldcorp estimates total annual synergies of US$30 — US$40 million.

—	Participation in a large-scale, long-life development asset as well as significant exploration potential related to the Canadian assets to be acquired should significantly enhance Goldcorp’s growth profile and its long-term exposure to gold.

—	No share issuance will be required as Goldcorp’s strong cash position and current balance sheet strength will allow it to offer 100% cash consideration.
Subject to any required consents and government approvals, Goldcorp has agreed to acquire Placer Dome’s interests in the Campbell mine, the Porcupine JV and the Musselwhite JV in Ontario (the “Canadian Assets”), as well as Placer Dome’s 50% interest in the La Coipa gold / silver mine (the “La Coipa Mine”) in Chile. Under the terms of the agreement, Goldcorp will also acquire a 40% interest in the Pueblo Viejo development project (the “Pueblo Viejo Project”) in the Dominican Republic. Barrick intends to retain the remaining 60% interest and will develop and operate this world-class asset. In addition, Goldcorp will acquire Placer Dome’s interest in its Canadian exploration properties and all of Barrick’s direct and indirect interest in Agua de la Falda S.A. which holds Barrick’s interest in the exploration property known as Jeronimo.
In order to fund this proposed acquisition, Goldcorp intends to use a portion of its current cash balance of over US$400 million, US$500 million from its existing revolving credit facilities, and new committed credit facilities of US$700 million.
Certain Material Provisions of the Bid Support and Purchase Agreement
The following is a summary of certain material provisions of the Bid Support and Purchase Agreement (the “Agreement”) dated October 30, 2005 between Barrick and Goldcorp. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Agreement. The

Agreement has been filed by Goldcorp (i) with the Canadian securities regulatory authorities and is available at www.sedar.com, and (ii) with the United States Securities and Exchange Commission and is available at www.sec.gov.
Assets and Liabilities to be Acquired
Goldcorp has agreed, on the terms and subject to the conditions of the Agreement, to acquire all of Placer Dome’s Canadian properties and operations (other than the offices in Vancouver and Toronto), Placer Dome’s interest in the La Coipa Mine, 40% of Placer Dome’s interest in the Pueblo Viejo Project, certain related assets and, at the option of Goldcorp, Barrick’s shares in Agua de la Falda S.A., which includes Barrick’s interest in the Jeronimo project (collectively, the “Goldcorp Assets”). In connection with such purchase, Goldcorp will be responsible for all liabilities relating solely to the Goldcorp Assets, including employment commitments and environmental, closure and reclamation liabilities (collectively, the “Goldcorp Liabilities”).
The assets to be acquired by Goldcorp will not include any cash, restricted cash or short-term investments held on October 31, 2005. After October 31, 2005, any cash generated by such assets and any cash used in connection with the operations of such assets and the discharge of the related liabilities will be for the account of Goldcorp.
Purchase Price
In addition to assuming assumed liabilities, Goldcorp will make a cash payment at closing (the “Goldcorp Closing”) to Barrick equal to (a) 13% of the amount offered pursuant to the Bid for each Placer Dome Share immediately prior to the date on which the Bid terminates or is withdrawn (the “Bid Expiration Date”) multiplied by the number of Placer Dome Shares acquired pursuant to the Bid and any compulsory or subsequent acquisition completed by Barrick, plus (b) 13% of the amount offered pursuant to the Bid for each Placer Dome Share immediately prior to the Bid Expiration Date multiplied by the number of Placer Dome Shares in respect of which rights of dissent on any subsequent acquisition are exercised, less (c) 13% of the aggregate exercise price of all stock options to acquire Placer Dome Shares exercised from October 31, 2005 to the date upon which Barrick acquires 100% of the issued and outstanding Placer Dome Shares, less (d) 13% of the principal amount of all debentures converted into Placer Dome Shares from October 31, 2005 to the date upon which Barrick acquires 100% of the issued and outstanding Placer Dome Shares (plus any accrued interest outstanding at the time of conversion which is not subsequently paid in cash to the holder of the debentures), plus (e) an amount calculated as the equivalent of interest on cash payments made by Barrick to shareholders of Placer Dome, plus (f) US$189 million.

Put Conversion
If Barrick determines that it is appropriate to increase the amount offered for each Placer Dome Share under the Bid and Goldcorp does not approve of such increase, Barrick will have the right to put the Goldcorp Assets and Goldcorp Liabilities to Goldcorp (a “Put Option Conversion”) by notice of exercise delivered on or before the Bid Expiration Date. If a Put Option Conversion occurs and Barrick exercises its put option, then the purchase price set out above will be calculated with reference to the consideration offered for each Placer Dome Share prior to the increase that Goldcorp did not approve, rather than the consideration offered immediately prior to the Bid Expiration Date.
Purchase Price Adjustments
The purchase price is adjusted up or down (a) by 13% of the amount that the mark-to-market value of Placer Dome’s hedge book is less or greater than negative US$971 million, respectively, on the later of the date that Barrick acquires 66 2/3% of the outstanding Placer Dome Shares on a fully-diluted basis and the first date on which persons appointed by Barrick comprise a majority of the board of directors of Placer Dome (the “Barrick Control Date”), and (b) by 13% of the amount that Placer Dome’s net debt on October 31, 2005 is greater or less than US$297 million, respectively. The purchase price will also be adjusted to the extent that cash used in connection with the operations of the Goldcorp Assets and discharge of the Goldcorp Liabilities, from November 1, 2005 to the date of the Goldcorp Closing, is greater than the cash generated by the Goldcorp Assets during such period and to the extent that an award is made in favour of Placer Dome’s subsidiary, Placer Dome (CLA) Limited (“CLA”), in its dispute of a reassessment of Ontario mining taxes. If the cash generated by the Goldcorp Assets less the cash used in connection with the operations of the Goldcorp Assets and the discharge of the Goldcorp Liabilities, from November 1, 2005 to the date of the Goldcorp Closing, is positive, then the assets transferred to Goldcorp will include such excess cash.
Based on information regarding the number of Placer Dome Shares and options and the amount of convertible debentures outstanding on October 21, 2005, if all Placer Dome Shares were acquired on a fully-diluted basis and no adjustments were required, the cash purchase price would be approximately US$1.35 billion.
Deposit
Goldcorp will pay into an interest-bearing escrow account a US$250 million deposit on the later of the Barrick Control Date and, if a Put Option Conversion has occurred, three business days after delivery of Barrick’s notice of exercise of such put option. The deposit and interest will be applied to the purchase price. If the Goldcorp Closing does not occur as a result of a breach of the Agreement by Goldcorp, the deposit and interest will be forfeited to Barrick. If the Goldcorp

Closing does not occur for any other reason, the deposit and interest will be paid to Goldcorp. Goldcorp and Barrick have also agreed to share certain expenses relating to the Bid and the other transactions contemplated in the Agreement, as to 87% by Barrick and as to 13% by Goldcorp, except in specified circumstances.
Tax Indemnity
Goldcorp has agreed to indemnify Barrick for 50% of (a) the amount of any taxable capital gain which is considered by any governmental authority to be realized by Barrick upon the sale of the Goldcorp Assets, if (i) in respect of the shares of CLA, as a result of such governmental authority asserting that the fair market value of the shares of CLA at the time Barrick acquires control of Placer Dome is less than the purchase price allocated to the shares of CLA, and (ii) in respect of any other asset included in the assets, as a result of such governmental authority asserting that the adjusted cost base of such asset is less than the purchase price allocated to such asset, multiplied by (b) the applicable tax rate on capital gains. Barrick has agreed to use its commercially reasonable best efforts to reduce the amount of any such capital gain.
Closing Conditions
The Goldcorp Closing is subject to customary conditions of closing, in addition to a condition in favour of Goldcorp that no change, effect, event, circumstance, occurrence or state of facts that has had or would reasonably be expected to have a material adverse effect on the Goldcorp Assets or the Goldcorp Liabilities, taken as a whole (subject to certain limitations) has occurred from October 30, 2005 to the date on which Barrick issues a press release to the effect that all conditions of the Bid have either been satisfied or waived, and conditions in favour of Barrick that (i) Barrick is satisfied that no circumstances exist which would prevent it from implementing an increase in the Canadian tax cost to Barrick of the shares of CLA up to an amount that is at least equal to the portion of the purchase price allocated to the shares of CLA, (ii) Barrick shall have acquired all of the issued and outstanding Placer Dome Shares, and (iii) at the written request of Barrick, Goldcorp shall have provided its irrevocable written confirmation that the condition in favour of Goldcorp set out above has been satisfied.
Closing and Termination
The Goldcorp Closing will occur on the fifth business day following the satisfaction and/or waiver of all closing conditions (other than conditions to be satisfied on the Closing Date) or on such other date as may be agreed in writing by the parties (the “Closing Date”).
The Closing Date must not be later than the earlier of (a) if Barrick does not acquire any Placer Dome Shares pursuant to the Bid, the Bid Expiration Date, (b)

if Barrick acquires any Placer Dome Shares pursuant to the Bid, five months after the Bid Expiration Date, and (c) October 31, 2006 (the “Purchase Termination Date”), provided that the Purchase Termination Date may be extended once by up to 30 days.
If there is a material breach of the Agreement by either party, not cured within 15 days of receiving written notice of such breach from the other party if such breach is capable of being cured, the other party will have the right to terminate the Agreement.
If there is a change in control of either party, the other party will have the right, exercisable within 30 days of such change in control, to terminate the Agreement.
Exclusivity Covenants
Goldcorp has agreed that, except with the consent of Barrick, it will not, directly or indirectly, alone or with any other person (other than Barrick), until the date that is 12 months after the Bid Expiration Date, solicit, initiate, discuss, negotiate or participate in, or make or enter into, any agreement, commitment or understanding to do or make or participate in any acquisition or offer to acquire any equity or voting securities of Placer Dome (or securities convertible or exchangeable into equity or voting securities of Placer Dome), any acquisition or lease or offer to acquire or lease or any joint venture arrangement or similar transaction in respect of any of the Goldcorp Assets, any merger, amalgamation, arrangement, share exchange, take-over bid, business combination or similar transaction with or involving Placer Dome or any of its affiliates, or any transaction seeking to control the management, board of directors or policies of Placer Dome.
Barrick has agreed that, except with the consent of Goldcorp, it will not, directly or indirectly, alone or with any other person, until the earlier of the Barrick Control Date and the date that is 12 months after the Bid Expiration Date, make a take-over bid in respect of any equity or voting securities of Placer Dome or solicit, initiate, discuss, negotiate or participate in, or make or enter into, any agreement, commitment or understanding to do or make or participate in any acquisition or offer to acquire any equity or voting securities of Placer Dome (or securities convertible or exchangeable into equity or voting securities of Placer Dome), any acquisition or lease or offer to acquire or lease or any joint venture arrangement or similar transaction in respect of the assets of Placer Dome, or any transaction seeking to control the management, board of directors or policies of Placer Dome, except in each case pursuant to the Bid, any compulsory or subsequent acquisition or any alternative form of transaction to the Bid that involves a change in control of, or acquisition of, or merger, amalgamation, arrangement or business combination with Placer Dome agreed with Placer Dome. If, during the period ending 12 months after the Bid Expiration Date, Barrick enters into an agreement with Placer Dome providing for any such alternative form of transaction to the Bid, the provisions of the Agreement will apply to such transaction.
In the event of a change in control of either Barrick or Goldcorp, the other party can terminate the Agreement and such terminating party will be released from its exclusivity obligations described above.
Cautionary Note Regarding Forward-Looking Statements
This material change report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Goldcorp and certain assets of Placer Dome that Goldcorp has agreed to acquire from Barrick. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp and certain assets of Placer Dome that Goldcorp has agreed to acquire from Barrick, respectively, to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in (a) the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2004, (b) the section entitled “Description of the Business – Risk Factors” in Wheaton River Minerals Ltd.’s annual information form for the year ended December 31, 2004, and (c) the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Risks and Uncertainties” in Placer Dome’s annual information form for the year ended December 31, 2004. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately.

Readers should refer to the respective annual information forms of Goldcorp, Wheaton River Minerals Ltd. and Placer Dome, each for the year ended December 31, 2004, and other continuous disclosure documents filed by Goldcorp since January 1, 2005 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This material change report uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer of Goldcorp at (604) 696-3000.

9.	Date of Report

November 9, 2005.